ALLEGHANY CORPORATION
7 Times Square Tower
New York, New York 10036
August 6, 2009
VIA ELECTRONIC MAIL
Securities and Exchange Commission
Division of Corporation Finance Mail Stop 6010
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Alleghany Corporation Form 10-K for the Year Ended December 31, 2008 Filed on February 27, 2009 File Number: 001-09371
To the Members of the Securities and Exchange Commission:
          The following information is provided by Alleghany Corporation (“Alleghany,” “we” or “our”) in response to the comments issued by the staff of the Securities and Exchange Commission (the “Staff”) in a telephone call on July 31, 2009, as a result of the Staff’s review of Alleghany’s Annual Report on Form 10-K for the year ended December 31, 2008 (the “2008 Form 10-K”) and review of our response letter dated July 20, 2009 (the “July Response Letter”) to the Staff’s comment letter dated July 6, 2009. For ease of reference, the Staff’s July 31, 2009 comments are included in bold followed by our responses. Capitalized terms used but not defined herein have the meanings ascribed to them in the above-referenced documents. All references in the following information to page numbers in the 2008 Form 10-K are to pages in the EDGAR version of such document.
          In responding to the Staff’s comments, Alleghany acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the 2008 Form 10-K; that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 2008 Form 10-K; and that Alleghany may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
August 6, 2009

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
1.	Please refer to your response to our prior comment number 3. You state “we evaluate the reasonableness of our fair value determinations primarily by comparing such fair value determinations with fair values as reported by a third-party financial institution.” Please clarify what is meant by this statement, since it does not clarify how you validate the fair values determined by third parties.
          RESPONSE: In response to this comment, Alleghany has revised the fourth paragraph of its proposed disclosure in Appendix A to the July Response Letter to clarify how Alleghany validates its fair value determinations as follows:
“We validate the reasonableness of our fair value determinations for Level 2 securities by testing the methodology of the relevant third-party dealer or pricing service that provides the quotes upon which the fair value determinations are made.  We test the methodology by comparing such quotes with prices from executed market trades when such trades occur. We discuss with the relevant third-party dealer or pricing service any identified material discrepancy between the quote derived from its methodology and the executed market trade in order to resolve the discrepancy.  We use the quote from the third-party dealer or pricing service unless we determine that the methodology used to produce such quote is not in compliance with GAAP.  In addition to such procedures, we also reconcile the aggregate amount of the fair value for such Level 2 securities at the applicable balance sheet date with the aggregate fair value provided by a third-party financial institution.   Furthermore, we review the reasonableness of our classification of securities within the three-tiered hierarchy to ensure that the classification is consistent with SFAS 157.”
Alleghany will include comparable disclosure in the “Investments” section of Management’s Discussion and Analysis, commencing with the 2009 Q2 Form 10-Q.
6. Liability for Loss and Loss Adjustment Expenses, page 84
2.	We have reviewed your response to our prior comment number four. With respect to Part c., it is unclear how the revised disclosure addresses our comment. Please confirm that you will separately quantify the impact of the

Securities and Exchange Commission
August 6, 2009

significant acceleration in claims emergence and the increases in industry-wide severity for the periods presented in future filings.
          RESPONSE: Alleghany confirms that, when commenting on 2008 prior year reserve adjustments in the Notes to the Consolidated Financial Statements included in Alleghany’s Report on Form 10-K for the year ended December 31, 2009 (the “2009 Form 10-K”), Alleghany will include disclosure substantially similar to the following regarding the reserve adjustments for EDC:
“In 2008, EDC increased its workers’ compensation reserves in an aggregate amount of $35.9 million, consisting of $25.4 million related to prior accident years and $10.5 million related to the 2008 accident year. These reserve increases were made to respond to a significant acceleration in claims emergence and higher than anticipated increases in industry-wide severity.   With respect to claims emergence, cumulative losses paid by EDC in respect of prior accident years during calendar year 2008 exceeded the paid loss estimates emanating from EDC’s December 31, 2007 actuarial analysis.  The amount by which the actual paid losses exceeded the expected losses represented 5.9 percent of EDC’s December 31, 2007 reserves for unpaid losses net of reinsurance.  With respect to industry-wide severity, during calendar year 2008 the California Workers’ Compensation Insurance Rating Bureau (“WCIRB”) increased its estimate of the ultimate cost of indemnity claims across several relevant accident years (e.g., the cost of the average indemnity claim for the 2007 accident year was re-estimated at 11 percent higher by December 2008 as compared with the WCIRB’s first evaluation of that year).  These factors resulted in the increase in prior year reserves discussed above, which reflects a 14.8 percent increase in EDC’s reserves for unpaid loss and loss adjustment expenses net of reinsurance at December 31, 2007.
          Please do not hesitate to contact me (212-752-1356) with any further comments or questions you may have.

Very truly yours,
/s/ Roger B. Gorham
Roger B. Gorham
Senior Vice President